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SEC FILE NUMBER
0-52734

CUSIP NUMBER
None

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NGA HoldCo, LLC

Full Name of Registrant

Not Applicable

Former Name if Applicable

21 Waterway Avenue, Suite 150

Address of Principal Executive Office (Street and Number)

The Woodlands, TX 77380

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ ☐ ☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date: and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NGA HoldCo, LLC (the “Company”) is unable, to timely file its quarterly report on Form 10-Q for the period ended June 30, 2011 (the “2nd Quarter 2011 Report”) because it has not received the financial information of Eldorado Holdco, LLC (“Eldorado”) for the three and six months ended June 30, 2011 and 2010. Eldorado has informed the Company that it is unable, without unreasonable effort or expense, to complete the preparation of its financial information for the three and six months ended June 30, 2011 and 2010 by the prescribed filing due date but that it expects to be able to provide its financial information by a date that will permit the Company to file the 2nd Quarter 2011 Report on or before August 25, 2011.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Roger May	713	559-7403
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Compared with net income of approximately $135,414 for the quarter ended June 30, 2010, the Company expects net income of approximately $692,934 for the quarter ended June 30, 2011.

NGA HoldCo, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 16, 2011	By:	/s/ Timothy T. Janszen
Timothy T. Janszen, Operating Manager

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (§232.13(b) of this chapter).

Exhibit A

August 16, 2011

NGA HoldCo

21 Waterway Avenue, Suite 150

The Woodlands, TX 77380

Attention: Timothy T. Janszen, Operating Manager

Mr. Janszen:

This is to confirm that Eldorado HoldCo LLC (“Eldorado”) is unable, without unreasonable effort or expense, to complete the preparation of its financial information for the three and six month period ended June 30, 2011 and 2010 by the date the quarterly report on Form 10-Q of NGA HoldCo, LLC for the three and six month period ended June 30, 2011 and 2010 is due to be filed with the Securities and Exchange Commission. However, Eldorado expects to be able to provide NGA HoldCo LLC with Eldorado’s financial information by a date that will permit it to file its quarterly report on Form 10-Q for the three and six month period ended June 30, 2011 and 2010 by August 25, 2011.

Sincerely

/s/ Robert Jones
Robert Jones
Chief Financial Officer Eldorado HoldCo, LLC